SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 66)*

                               NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                   629156 40 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 26, 2002
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      21.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      21.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Holdings, LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    10,215,541
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      21.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,350,931
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         15,000
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    40,420,406
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          15,000

                               10     SHARED DISPOSITIVE POWER

                                                     40,420,406

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      15,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 66
                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2 is amended as follows:

         (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont or Valhi (as described below in this Statement), by Tremont Group, Inc. ("TGI"), Tremont Holdings, LLC ("TRE Holdings"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Valhi and Tremont are the direct holders of approximately 61.8% and 21.0%, respectively, of the 48,760,384 Shares outstanding as of July 30, 2002 according to information provided by the Company (the "Outstanding Shares"). Together, Valhi and Tremont may be deemed to control the Company. TGI, TRE Holdings and Valhi are the holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of common stock of Tremont and together may be deemed to control Tremont. Valhi and TRE Holdings are the direct holders of approximately 80.0% and 20.0%, respectively, of the outstanding common stock of TGI. Together Valhi and TRE Holdings may be deemed to control TGI. The Company is the sole member of TRE Holdings and may be deemed to control TRE Holdings. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of approximately 80.6%, 9.5%, 2.1%, 1.4%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is also the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The Foundation directly holds approximately 1.4% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         Valmont Insurance Company ("Valmont") and a subsidiary of the Company directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of the Company own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of TGI, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of the Company and a director of Tremont.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons' spouse is the direct owner of 69,475 Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         (b) The business addresses of the directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows.

         The Reporting Persons understand that the funds required by the persons named in Schedule B to this Statement to acquire Shares (other than Shares Harold C. Simmons may be deemed to own beneficially) were from such person's personal funds.

Item 4.  Purpose of Transaction.

         No change to Item 4 except for the following:

         On July 26, 2002, Valhi sent a letter to the board of directors of Tremont proposing (the "Proposal") a merger of Valhi and Tremont pursuant to which stockholders of Tremont, other than Valhi, would receive between 2 and 2.5 shares of Valhi's common stock, par value $0.01 per share, for each outstanding share of Tremont common stock held. A copy of the letter is attached hereto as
Exhibit 1 and incorporated herein by reference (the "Proposal Letter"). On July 26, 2002, Valhi issued a press release announcing the Proposal. A copy of the press release is attached hereto as Exhibit 2 and incorporated herein by reference. On July 29, 2002, Tremont issued a press release announcing its receipt of the Proposal Letter and that Tremont expects its board of directors to form a special committee comprised of board members unrelated to Valhi to review the Proposal. A copy of the press release is attached hereto as Exhibit 3 and incorporated herein by reference.

         Beginning on July 29, 2002, several purported stockholder class action lawsuits were filed against Tremont and Valhi and Tremont's directors on behalf of Tremont's stockholders other than Valhi and its affiliates. The complaints allege, among other things, that the defendants have breached fiduciary duties owed to Tremont's stockholders other than Valhi and its affiliates with respect to the Proposal. Each of the complaints seeks class certification and to enjoin the consummation of the Proposal and recover attorneys' fees and expenses. The complaints also seek an award of damages if the Proposal is consummated. None of the defendants has yet responded to the lawsuits.

         There is no assurance that any transaction will be consummated under the terms of the Proposal or otherwise.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

         As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

         The information included in Item 6 of this Statement is incorporated herein by reference.

         The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

         Certain of the persons named in Schedule B to this Statement, namely David B. Garten, Robert D. Hardy, J. Landis Martin, Thomas P. Stafford, Glenn R. Simmons, Harold C. Simmons and Steven L. Watson, are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         (a) Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons are the direct beneficial owners of 30,135,390, 10,215,541, 69,475 and 5,000 Shares, respectively. In addition, Harold C. Simmons holds stock options exercisable for 10,000 Shares, 8,000 of which stock options vest within 60 days of the filing of this Statement.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Tremont, TGI and TRE Holdings may each be deemed to be the beneficial owner of the 10,215,541 Shares (approximately 21.0% of the Outstanding Shares) directly held by Tremont;

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 40,350,931 Shares (approximately 82.8% of the Outstanding Shares) directly held by Valhi and Tremont; and

                  (3) Harold C. Simmons may be deemed to be the beneficial owner of the 40,435,406 Shares (approximately 82.9% of the Outstanding Shares) directly held by Valhi, Tremont, Mr. Simmons' spouse and himself and including the 10,000 Shares that Mr. Simmons can acquire by exercise of stock options (8,000 of which stock options will vest within 60 days of the filing of this Statement).

         Mr. Simmons disclaims beneficial ownership of all Shares, except the 5,000 Shares that he holds directly and the 10,000 Shares that Mr. Simmons can acquire by exercise of stock options, 8,000 of which vest within 60 days of the filing of this Statement.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

         (b) By virtue of the relationships described in Item 2:

                  (1) Tremont, TGI and TRE Holdings may each be deemed to share the power to vote and direct the disposition of the 10,215,541 Shares that Tremont directly holds;

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 40,350,931 Shares that Valhi and Tremont directly hold;

                  (3) Harold C. Simmmons may be deemed to share the power to vote and direct the disposition of the 40,420,406 Shares that Valhi, Tremont and Mr. Simmons' spouse directly hold; and

                  (4) Harold C. Simmmons may be deemed to have the sole power to vote and direct the disposition of the 5,000 Shares that he holds directly and the 10,000 shares that he can acquire pursuant to the exercise of stock options (8,000 of which stock options will vest within 60 days of the filing of this Statement).

         (d) Each of Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares that such entity or person directly holds.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is amended as follows:

         Valhi is a party to a Credit Agreement (the "Valhi Credit Facility"), as amended, with Comerica Bank, PNB Financial Bank, Texas Capital Bank and U.S. Bank National Association (collectively, the "Banks"). The Banks have committed to loan to Valhi under the Valhi Credit Facility up to an aggregate of $72.5 million. The maximum amount that Valhi could borrow under the Valhi Credit Facility could be increased to a maximum of $100 million, if and when additional participating banks committed to loan additional amounts to Valhi under the Valhi Credit Facility. The maturity date for the Valhi Credit Agreement is November 1, 2002.

         Borrowings under the Valhi Credit Facility bear interest (i) for base rate borrowings, at the greater of the rate announced publicly from time to time by U.S. Bank as its prime rate or 0.50% over the federal funds rate or (ii) for eurodollar borrowings, at a rate of 1.5% over the relevant rate (adjusted for statutory reserve requirements for eurodollar liabilities) at which deposits in U.S. dollars are offered to U.S. Bank's London office in the interbank eurodollar market (the one, two, three or six month rate at Valhi's option). Valhi's obligations under the Valhi Credit Facility are collateralized by certain Shares. As of August 2, 2002, Valhi had borrowed $35.0 million under the Valhi Credit Facility, approximately $1.1 million of letters of credit were outstanding under the Valhi Credit Facility and Valhi had pledged 29,974,610 Shares (61.5% of the Outstanding Shares) under the Valhi Credit Facility. The aggregate amount that Valhi could borrow under the Valhi Credit Facility is limited to one-third of the fair market value of the pledged Shares. The foregoing summary of the Valhi Credit Facility is qualified in its entirety by reference to Exhibits 4 through 10 to this Statement.

         The information included in Item 4 of this Statement is hereby incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended and restated as follows:

Exhibit 1 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit  2        Press   Release   of  Valhi  Inc.   dated  July  26,   2002
                  (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 3 Press Release of Tremont Corporation dated July 29, 2002 (incorporated by reference to Exhibit 10 to Amendment No. 20 to the Schedule 13D filed on August 2, 2002 with the Securities and Exchange Commission by Tremont Group, Inc, Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 4 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto (the "Banks") and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to this Statement).

Exhibit 5 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the Banks and Societe Generale, Southwest Agency, as the administrative agent of the banks (incorporated by reference to Exhibit 2 to Amendment No. 60 to this Statement).

Exhibit 6 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to the Schedule 13D filed on October 24, 2000 with the Securities and Exchange Commission by Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 7 Form of Accession Agreement dated as of December 1, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $5.0 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 4 to Amendment No. 63 to this Statement).

Exhibit 8 Third Amendment Agreement dated as of November 2, 2001 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 5 to Amendment No. 65 to this Statement).

Exhibit 9 Form of Accession Agreement dated as of January 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $15.0 million payable to the order of PNB Financial Bank (incorporated by reference to Exhibit 6 to Amendment No. 65 to this Statement).

Exhibit 10* Form of Accession Agreement dated as of February 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $7.5 million payable to the order of Texas Capital Bank.

----------

*        Filed herewith.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 5, 2002




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 5, 2002




                                                          /s/ J. Landis Martin
                                                          ----------------------
                                                          J. Landis Martin
                                                          Signing in the
                                                          capacity listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 5, 2002





                                                           /s/ Steven L. Watson
                                                          ---------------------
                                                          Steven L. Watson
                                                          Signing in the
                                                          capacities listed on
                                                          Schedule "A" attached
                                                          hereto and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as president of:

TREMONT CORPORATION
TREMONT HOLDINGS, LLC


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT GROUP, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc.
("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation ("Tremont"), Tremont Group, Inc. ("TGI"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

            Name                                            Present Principal Occupation
-----------------------------                             ---------------------------------
Eugene K. Anderson                                        Vice president of Contran, Dixie Holding, Dixie Rice, National, NOA,
                                                          Southwest, TGI, VGI and Valhi; and treasurer of the Foundation.

Thomas E. Barry (1)                                       Vice president for executive affairs at Southern  Methodist
                                                          University  and  professor of marketing in the Edwin L. Cox
                                                          School of Business at Southern Methodist University;  and a
                                                          director of Valhi.

Norman S. Edelcup (2)                                     Senior  vice  president  business  development  of  Florida
                                                          Savings  Bancorp;  director  of Valhi;  and  trustee of the
                                                          Baron Funds, a mutual fund group.

Lisa Simmons Epstein                                      Director and president of the Foundation.

David B. Garten (3)                                       Vice  president,   general  counsel  and  secretary  of  NL
                                                          Industries,  Inc. (the  "Company");  and vice president and secretary of Tremont Holdings, LLC ("TRE Holdings").

Edward J. Hardin (4)                                      Partner  of the law  firm of  Rogers &  Hardin  LLP;  and a director of Valhi.

Robert D. Hardy (3)                                       Vice  president,  chief financial  officer,  controller and
                                                          treasurer  of  the   Company;   and  vice   president   and
                                                          controller of TRE Holdings.

J. Mark Hollingsworth                                     Vice  president  and  general  counsel  of  Contran,  Dixie
                                                          Holding,  Dixie Rice,  National,  NOA, Southwest,  TGI, VGI
                                                          and  Valhi;  general  counsel  of  the  Foundation,   CompX
                                                          International  Inc., a manufacturer  of ergonomic  computer
                                                          support   systems,   precision   ball  bearing  slides  and
                                                          security  products that is affiliated with Valhi ("CompX"), and The Combined  Master  Retirement  Trust,  a trust Valhi established to permit the  collective  investment by master
                                                          trusts  that  maintain  the  assets  of  certain   employee
                                                          benefit  plans  Valhi  and  related  companies  adopt  (the
                                                          "CMRT");   and   acting   general   counsel   of   Keystone
                                                          Consolidated Industries, Inc. ("Keystone"),  a manufacturer of steel rod,  wire and wire  products  that is  affiliated with Contran.

Keith A. Johnson                                          Controller of the Foundation.

William J. Lindquist                                      Director and senior vice president of Contran, Dixie Holding,
                                                          National, NOA, TGI and VGI; and senior vice president of Dixie
                                                          Rice, Southwest and Valhi.

A. Andrew R. Louis                                        Secretary of Contran,  CompX,  Dixie  Holding,  Dixie Rice,
                                                          National, NOA, Southwest, TGI, VGI and Valhi.

Kelly D. Luttmer                                          Tax director of Contran, CompX, Dixie Holding, Dixie Rice,
                                                          National, NOA, Southwest, TGI, VGI and Valhi.

J. Landis Martin (5)                                      President,  chief  executive  officer and a director of the
                                                          Company; president of TRE Holdings;  chairman of the board, president  and  chief  executive  officer  of  Tremont  and
                                                          Titanium Metals Corporation,  a producer of titanium metals products that is affiliated with Tremont ("TIMET").

Andrew McCollam, Jr. (6)                                  President  and a director of  Southwest;  director of Dixie
                                                          Rice; and a private investor.

W. Hayden McIlroy (7)                                     Private investor  primarily in real estate;  and a director of Tremont,  Med Images, a medical information company, and
                                                          Cadco  Systems,  Inc., a  manufacturer  of emergency  alert systems.

Harold M. Mire (8)                                        Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (5)                                   Executive vice president and general counsel of TIMET; and
                                                          vice president, general counsel and secretary of Tremont.

Bobby D. O'Brien                                          Vice president, treasurer and director of Dixie
                                                          Holding, National, NOA and VGI; vice president and
                                                          treasurer of Contran, Dixie Rice, TGI and Valhi; and vice
                                                          president of Southwest.

Glenn R. Simmons                                          Vice chairman of the board of Contran, Dixie Holding, National,
                                                          NOA, TGI, VGI and Valhi; chairman of the board of CompX and
                                                          Keystone; director and executive vice president of Southwest and Dixie Rice; and a director of the Company, Tremont and
                                                          TIMET.

Harold C. Simmons                                         Chairman of the board and chief executive officer of
                                                          Contran, Dixie Holding, Dixie Rice, the Foundation,
                                                          National, NOA, Southwest, TGI, VGI and Valhi; chairman of
                                                          the board of the Company; director of Tremont; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (8)                                      Vice president of Dixie Rice.

Thomas P. Stafford (9)                                    Co-founder   of  Stafford,   Burke  and  Hecker,   Inc.,  a
                                                          consulting  company;  director of the Company,  Tremont and
                                                          TIMET;  and a director of CMI Corporation and The Wackenhut
                                                          Corp.

Gregory M. Swalwell                                       Vice president and controller of Contran, Dixie Holding,
                                                          National, NOA, TGI, VGI and Valhi; and vice president of
                                                          Dixie Rice and Southwest.

J. Walter Tucker, Jr. (10)                                President,  treasurer  and a director  of Tucker & Branham,
                                                          Inc.,  a  mortgage  banking,   insurance  and  real  estate
                                                          company;   vice  chairman  of  the  board  of  Keystone;  a
                                                          director  of Valhi;  and a member  of the trust  investment committee of the CMRT.

Mark A. Wallace (5)                                       Executive  vice  president,  chief  financial  officer  and treasurer of TIMET;  and vice  president,  chief  financial officer and treasurer of Tremont.

Steven L. Watson                                          Director and president of Contran, Dixie Holding, Dixie
                                                          Rice, National, NOA, TGI, VGI and Valhi; director and executive vice president of Southwest; director, vice president and
                                                          secretary of the Foundation; and a director of the
                                                          Company, Tremont and TIMET.

Terry N. Worrell (11)                                     Associated  with Worrell  Investments,  Inc., a real estate investment  company;  and a director of Tremont and Regency
                                                          Centers, a publicly traded  developer/operator  of shopping centers.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas,
         Texas   75275.

(2) The principal business address for Mr. Edelcup is 8181 Southwest 117th Street, Pinecrest, Florida 33156.

(3) The principal business address for Messrs. Garten and Hardy is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(4) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(5) The principal business address for Messrs. Martin, Musgraves and Wallace is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(6) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(7) The principal business address for Mr. McIlroy is 6116 N. Central Expressway, Dallas, Texas 75206.

(8) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(9) The principal business address for Gen. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(10) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

(11) The principal business address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

                                   SCHEDULE C

         Schedule C is hereby amended and restated as follows:

         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

                                                           Shares                  Options
                       Name                                 Held                   Held (1)                Total
            --------------------------                  -----------               -----------           -----------
Eugene K. Anderson                                              -0-                     -0-                  -0-

Thomas E. Barry                                                 -0-                     -0-                  -0-

Norman S. Edelcup                                               -0-                     -0-                  -0-

Lisa Simmons Epstein                                            -0-                     -0-                  -0-

David B. Garten (2)                                          22,335                 138,000              160,335

Edward J. Hardin                                                -0-                     -0-                  -0-

Robert D. Hardy (3)                                          16,344                  73,000               89,344

J. Mark Hollingsworth (4)                                       500                     -0-                  500

Keith A. Johnson                                                -0-                     -0-                  -0-

William J. Lindquist                                            -0-                     -0-                  -0-

A. Andrew R. Louis                                              -0-                     -0-                  -0-

Kelly D. Luttmer                                                -0-                     -0-                  -0-

J. Landis Martin                                             10,500                 330,400              340,900

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

W. Hayden McIlroy                                               -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Robert E. Musgraves                                             -0-                     -0-                  -0-

Bobby D. O'Brien                                                -0-                     -0-                  -0-

Glenn R. Simmons                                              3,000                   8,000               11,000

Harold C. Simmons (5)                                         5,000                   8,000               13,000

Richard A. Smith                                                -0-                     -0-                  -0-

Thomas P. Stafford                                            3,000                   4,000                7,000

Gregory M. Swalwell                                             -0-                     -0-                  -0-

J. Walter Tucker, Jr.                                           -0-                     -0-                  -0-

Mark A. Wallace                                                 -0-                     -0-                  -0-

Steven L. Watson                                              6,000                   2,000                8,000

Terry N. Worrell                                                -0-                     -0-                  -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Comprises 22,335 Shares held by Mr. Garten and his wife as joint tenants.

(3)      Includes 16,344 shares held by Mr. Hardy and his wife as joint tenants.

(4)      Comprises  500  Shares  Mr.   Hollingsworth  holds  in  his  individual
         retirement account.

(5) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5 of this Statement. Item 5 of this Statement reports all Shares issuable pursuant to the exercise of Mr. Simmons' stock options, regardless of vesting, while this Schedule C reports only those Shares that Mr. Simmons can receive within 60 days of the date of this Statement upon exercise of his stock options. Mr. Simmons disclaims beneficial ownership of all Shares except for the 5,000 Shares that he holds directly and the 10,000 Shares that Mr. Simmons can acquire by exercise of stock options (8,000 of which vest within 60 days of the date of the Statement).

                                  EXHIBIT INDEX


Exhibit 1 Letter dated July 26, 2002 from Valhi, Inc. to the board of directors of Tremont Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 2         Press   Release   of  Valhi  Inc.   dated  July  26,   2002
                  (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Valhi, Inc. the date of event of which is July 26, 2002).

Exhibit 3 Press Release of Tremont Corporation dated July 29, 2002 (incorporated by reference to Exhibit 10 to Amendment No. 20 to the Schedule 13D filed on August 2, 2002 with the Securities and Exchange Commission by Tremont Group, Inc, Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 4 Credit Agreement dated as of November 6, 1998 among Valhi, Inc., the financial institutions from time to time that are a party thereto (the "Banks") and Societe Generale, Southwest Agency, as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 1 to Amendment No. 59 to this Statement).

Exhibit 5 First Amendment Agreement dated as of November 5, 1999 among Valhi, Inc., the Banks and Societe Generale, Southwest Agency, as the administrative agent of the banks (incorporated by reference to Exhibit 2 to Amendment No. 60 to this Statement).

Exhibit 6 Second Amendment Agreement dated as of November 3, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 3 to Amendment No. 15 to the Schedule 13D filed on October 24, 2000 with the Securities and Exchange Commission by Tremont Holdings, LLC, NL Industries, Inc., Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation, the Harold Simmons Foundation, Inc., The Combined Master Retirement Trust and Harold C. Simmons with respect to the common stock, par value $1.00 per share, of Tremont Corporation).

Exhibit 7 Form of Accession Agreement dated as of December 1, 2000 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $5.0 million payable to the order of Texas Capital Bank (incorporated by reference to Exhibit 4 to Amendment No. 63 to this Statement).

Exhibit 8 Third Amendment Agreement dated as of November 2, 2001 among Valhi, Inc., the Banks and U.S. Bank National Association as the administrative agent, issuing bank and arranger (incorporated by reference to Exhibit 5 to Amendment No. 65 to this Statement).

Exhibit 9 Form of Accession Agreement dated as of January 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $15.0 million payable to the order of PNB Financial Bank (incorporated by reference to Exhibit 6 to Amendment No. 65 to this Statement).

Exhibit 10* Form of Accession Agreement dated as of February 15, 2002 among Valhi, Inc., the Banks and U.S. Bank National Association, as the administrative agent of the banks, and the related promissory note in the original principal amount of $7.5 million payable to the order of Texas Capital Bank.

----------

*        Filed herewith.